Mail Stop 4561

April 4, 2007

Janetta Voitenkova
President and Chief Executive Officer
Grand Motion, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

Re: **Grand Motion, Inc.**
       Registration Statement on Form SB-2
       Filed March 6, 2007
       File No. 333-141094

Dear Ms. Voitenkova:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Prospectus Summary, page 1

2.   Please disclose in the summary that you are subject to a going concern opinion from your auditors.

3.   Please revise the summary to balance your disclosure with a discussion of your

competitive weaknesses and risks associated with your business and this offering, including your lack of operating history, your lack of revenues and the losses that you have incurred since inception.

4.   We note your disclosure on page 1 that Grand Motion is a development stage company that will distribute and market specialty tours, spa packages and wellness-oriented vacations. We further note that you will create a bi-annual catalogue listing the tours and vacations offered by Grand Motion on behalf of its partners. Please expand your disclosure to explain what you mean by "distribute" and "partners." In this connection, please revise to clarify whether your partnership arrangement includes sharing of profits and losses.

5.   We note your disclosure on page 1 that you have executed one Distributor and Marketing Agreement with "OOOAvia Mir." We further note your statement on page 9 that if the maximum amount of $375,000 is raised you will be able "to fulfill your obligations to Avia Mir." Please expand your disclosure in the summary and throughout the prospectus to describe the material terms of the agreement as well as your obligations to Avia Mir. For example only, we note that Section 2.1 of the Marketing and Agency Agreement dated as of November 20, 2006 indicates that Grand Motion will incur "web sites development expenses up to $10,000 by February 28, 2007" and minimum marketing expenses of $50,000 USD over the initial two year term of the agreement.

6.   We note that you will use the proceeds to pay for administrative expenses, the implementation of your business plan and general working capital. Please expand your disclosure in the summary and throughout the prospectus to provide a more detailed breakdown of your expenses and clarify what aspects of your business plan you will be able to implement if only the minimum amount of this offering is raised.

Risk Factors, page 8

7.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example only, we note the statement on page 10 that you intend to generate revenue as per your agreement with Avia Mir and the statement on page 11 that your director has prior experience in the travel industry.

8.   We note that you intend to distribute and market specialty tours, spa packages and wellness-oriented vacations in Europe and Asia to the United States market. Please expand your discussion, as appropriate, to discuss currency risks.

Our only sources of potential revenue is our marketing and agency agreement…, page 10

9.   We note that Avia Mir may terminate the marketing and agency agreement if you fail to perform any material provision of the agreement and fail to cure the default within 30 days after receiving notice from Avia Mir. Please expand your disclosure to briefly

describe the material provisions of the agreement.

Our plan to develop relationships with strategic partners…, page 10

10.   We note your statement that you will need to develop short- and long-term relationships with vendors in the travel industry in order to enter into sales agreements for your products. Please expand your disclosure to briefly describe your products or clarify, if true, that you are referring to your marketing services. Similarly, please clarify the reference to products on page 9 under the second risk factor heading.

Our future success is dependent on our existing key employees…, page 10

11.   We note your statement on page 10 that your success is dependent on your existing key employees and depends on the continuing efforts and abilities of your current management team. We further note your statement on page 25 that you do not have any employees. Please revise to clarify your disclosure and identify your current management team.

Because we are small and do not have much capital…, page 11

12.   We note your statement on page 11 that you may not be able to attract new customers and will be dependent on your existing marketing agreement to generate revenue. Please revise your disclosure to clarify what you mean by customers. It is not clear whether you are referring to individuals that may purchase vacations through your website once it is operational or to tour operators that may use your marketing services.

Because the SEC imposes additional sales practice requirements…, page 11

13.   We note your reference to the OTCBB and your statement that if your common stock "becomes listed." Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

Because our directors will own 57.1%…, page 12

14.   Please revise your disclosure to clarify that you currently have only one director, who owns 100% of your outstanding shares and identify this director.

Use of Proceeds, page 12

15.   We note that if the minimum amount is sold you will use $3,460 toward outstanding liabilities and if the maximum amount is sold you will use $20,758 toward outstanding liabilities. Please expand your disclosure to briefly describe these liabilities and explain what the consequences are to you, if any, if you are unable to pay the $20,758 of outstanding liabilities.

Dilution of the Price You Pay for Your Shares, page 13

16.   We note your statements on page 14 that if a certain number of shares are sold, "you will own" an appropriate percentage of the total number of shares then outstanding. Please revise your disclosure to clarify that it is the shareholders, acquiring shares in this offering, who would own the shares.

17.   Please advise us why you presented dilution information based on the sale of 75% of the shares being offered. If you anticipate that a 75% success rate is the most likely outcome of this offering, please state this fact in the prospectus. If you have no basis for anticipating the sale of 75% of the shares being offered, please revise to remove this scenario.

Plan of Distribution, page15

18.   We note your statement on the cover page that your common stock will be sold by Janetta Voitenkova, your director. We further note your statement on page 15 that you will sell the shares in this offering through your two directors. Finally, we note the chart on page 28 that indicates you have one director, Janetta Voitenkova. Please revise your disclosure throughout the prospectus to clarify, if true, and identify Janetta Voitenkova as the only individual that will sell your shares.

Description of Business, page 17

19.   We note your statement on page 17 that you have begun very limited operations and will advance your operations until you complete this offering. Please expand your disclosure to briefly describe your limited operations and clarify what you mean by "advance our operations until we complete this offering."

20.   Please provide independent third-party support for industry data and comparative factual assertions included in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note the following examples:
- Information and performance data regarding travel and tourism in the United States on pages 17 and 18;
- Income data attributed to Unity Marketing on page 18;
- Information regarding outlook for luxury travel in reference to baby boomers on page 18; and
- Statements regarding the costs of providing healthcare in Western countries as opposed to more cost effective medical treatment in less developed countries on page 18.

21.   Please provide us with highlighted copies of any study or report that you cite in the disclosure. For example, we note you refer to Unity Marketing and Hotel News Resource. Please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

Marketing, page 23

22.   Please revise your marketing discussion to clarify what steps you plan to take assuming that only the minimum offering amount is raised.

Management's Discussion and Analysis or Plan of Operation, page 24

23.   We note your statement on page 25 that you believe the money you raise will last for three years assuming you raise the maximum amount. We further note your statement on page 9 that, if you are successful in raising the maximum amount, you expect these proceeds to last you approximately 24 months. Please revise your disclosure to reconcile this discrepancy.

24.   We note your statement on page 26 that you believe that it will cost a minimum of $7000 for execution of your marketing plan for the web portal over the next 12 months. Please expand your disclosure to clarify, if true, that this amount is in addition to the $12,000 estimate for the cost of the web portal.

Limited Operating History; Need for Additional Capital, page 26

25.   We note your statement on page 26 that your business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products. Please expand your disclosure to discuss more specifically possible costs overruns and how they may impact your business.

26.   We note your statement on page 26 that you are seeking equity financing to provide for the capital required to market your services. Please revise to clarify whether you are seeking equity financing in addition to this offering.

Liquidity & Capital Resources, page 27

27.   We note that your president is owed $17,083 for cash advances and expenditures incurred on behalf of the company. Please expand your disclosure in this section and page 29 to discuss whether there is a written agreement for the loan and briefly describe the material terms.

Directors and Officers, page 28

28.   We note that Janetta Voitenkova owns a sales agency with clients in the telecommunications industry. Please expand your disclosure to describe what you mean by "sales agency."

Compensation, page 29

29.   We note footnote (1) to the $2000 salary in the compensation table. Please expand your disclosure to provide the footnote or omit it, as appropriate. In addition, please clarify whether the $2,000 in salary is the same as the $2,000 in management services that were charged to operations. In this connection, please revise to provide a narrative to the summary compensation to explain whether such salary was determined based on an unwritten agreement or arrangement. Please see Item 402(c) of Regulation S-B.

Certain Relationships and Related Transactions, page 29

30.   We note that the president of the company provided a $17,000 loan to the company and that the company owed $3,675 to the president for expenses. Please discuss whether the $3,675 amount is in addition to the $17,000 loan and reconcile these amounts with the $17,083 amount referenced on page 27.   Further please, revise to include the information required by Item 404(a)(5), including the amount of principal outstanding as of the latest practicable date.

Notes to the Financial Statements

Note 3 - Distributor Rights

31.   In a subsequent event note or in the MD&A, please disclose whether or not you have complied with the marketing and agency agreement in regard to the $10,000 web site development expenses that were to be incurred by February 28, 2007.

Part II. Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities, page 46

32.   Please expand your disclosure to provide the basis for your reliance on Regulation S.

Undertakings, page 47

33.   Please revise this section to include the undertakings required by Item 512 of Regulation S-B.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief